[Letterhead of Home Inns & Hotels Management, Inc.]
March 19, 2009
VIA EDGAR
Mr. Kevin Woody, Branch Chief
Mr. Howard Efron, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Home Inns & Hotels Management Inc. (the “Company”) Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-33082) (the “Form 20-F for 2007”)
Dear Mr. Woody and Mr. Efron,
     This letter sets forth the Company’s response to the comment contained in the letter dated March 5, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 20-F for 2007. The comment is repeated below, followed by the response thereto.
Financial Statements of Home Inns & Hotels Management Inc.
9. Convertible Bond, page F-28
     1. We note your response to prior comment 4 and your representation that the exchange rate was fixed on the date of issuance. Please provide additional information as to how these bonds will convert including the how the number of shares used to calculate the settlement amount and the strike price will be determined. As you have disclosed that the bonds will convert at the USD equivalent of its RMB principal amount, please tell us the effects, if any, fluctuations in exchange rates will have on these calculations. Lastly, please tell us how you have considered the guidance contained in paragraph 13 of EITF 07-5, and any other authoritative guidance used to determine that the conversion feature should be indexed to the Company’s stock.
     Pursuant to the terms and conditions of the bonds, the number of ordinary shares to be issued on conversion will be determined by dividing the principal amount of the bonds (expressed in U.S. dollars) by the conversion price (also expressed in U.S. dollars). The bonds are denominated in RMB, but for purposes of calculating the number of ordinary shares to be issued on conversion, the RMB principal amount will be translated into U.S. dollars at the fixed rate of RMB7.400 to US$1.00, regardless of the actual market exchange rate for RMB and U.S. dollars at the time of conversion. Thus, for purposes of calculating the number of ordinary shares to be issued on conversion, each RMB100,000 principal amount of bonds will be treated as the equivalent of US$13,513.513, regardless of the exchange rate at the time of conversion. The other part of the equation, the conversion price, is also fixed, at a rate of US$26.545 per ordinary share (equal to US$53.09 per American depositary share), subject only to the usual adjustments for subdivision or consolidation of ordinary shares, bonus issues, rights issues and other dilutive events. Therefore, fluctuations in exchange rates between U.S. dollars and RMB have no effect on the number of ordinary shares to be issued on conversion. A holder will always receive 509.079 ordinary shares per RMB100,000 principal amount of bonds upon conversion (US$13,513.513 ÷ US$26.545 = 509.079), subject only to adjustments for dilutive events.

     EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. Accordingly, EITF 07-5 will only become effective for our financial statements beginning in 2009. The Company is currently assessing the guidance within EIFT 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” and the accounting implications for its convertible bonds. The Company will account for the conversion feature in accordance with EITF 07-5 beginning in the first quarter of 2009.
     For purposes of preparing our 2007 and 2008 financials, we determined that the conversion feature was indexed to the Company’s stock based on the guidance of EITF 01-6 “The Meaning of ‘Indexed to a Company’s Own Stock.’” Paragraph 5 of EITF 01-6 states:
“...instruments within the scope of this Issue are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA (earnings before interest, taxes, depreciation, and amortization) of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.”
     According to the terms of our convertible bonds, the number of ordinary shares to be issued on conversion is fixed as illustrated above, but subject to contingent adjustment for dilutive events or change of control. If those events were to occur, the conversion price, and consequently the number of ordinary shares upon conversion, would be adjusted so that the value of the ordinary shares received by the bondholders would not be diluted. Therefore, we believe that the contingency provisions in connection with the dilutive events or change of control are not based on (a) an observable market other than the market for our Company’s stock or (b) an observable index other than those calculated or measured solely by reference to the Company’s own operations. Further, upon the occurrence of these contingent events, the settlement amount would be based solely on our Company’s stock. As a result of the above analysis, we concluded that the conversion feature is indexed to the Company’s own stock.
     If you have any additional questions or comments regarding the 2007 Form 20-F, please contact the undersigned at (8621) 3401-9898 Ext. 1006 or the Company’s U.S. counsel, Z. Julie Gao and David Zhang of Latham & Watkins at (852) 2912-2535 and (852) 2912-2503, respectively.
     Thank you very much.
Very truly yours,
/s/ May Wu

May Wu
Chief Financial Officer

cc:	David Jian Sun, Director and Chief Executive Officer, Home Inns & Hotels Management Inc.
Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong
David Zhang, Esq., Latham & Watkins LLP, Hong Kong
Daniel Li, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Shanghai
Min Xiao, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Shanghai

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